UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number

000-50827

TYLER RESOURCES INC.

(Exact name of registrant as specified in its charter)

Suite 500, 926-5th Avenue SW

Calgary, Alberta, T2P 0N7

Phone: (403) 269-6753

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

                        Rule 12h-6(a)        X

           Rule 12h-6(d)

(for equity securities)                                (for successor registrants)

Rule 12h-6(c)

Rule 12h-6(i)

(for debt securities)                                   (for prior Form 15 filers)

Item 1. Exchange Act Reporting History

A.

Tyler Resources Inc. (“Tyler”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on September 15, 2004.

B.

Tyler has filed or submitted all reports required under the Exchange Act Section 13(a) or Section 15(d) and the corresponding rules for the 12 months preceding the filing of this form and has filed at least one annual report on Form 20-F under Section 13(a).

Item 2. Recent United States Market Activity

Tyler has never sold its securities in the United States in a registered offering under the Securities Act of 1933, as amended (“Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.

Tyler’s common shares have traded on the TSX Venture Exchange since August 2000 under the symbol TYS.  Prior to August 2000, the common shares were traded on the Toronto Stock Exchange.

B.

Tyler confirms that it has maintained a listing on the TSX Venture Exchange since August 2000.

C.

The percentage of trading in the common shares on the TSX Venture Exchange for the 12 month period beginning on June 1, 2006 to May 31, 2007 was 95.2%.

Item 4. Comparative Trading Volume Data

A.

The first date of the recent 12 month period used to meet the requirements of Rule 12h-6(a)(4)(i) is June 1, 2006, and the last date of such period is May 31, 2007.

B.

During the 12 month period from June 1, 2006 through May 31, 2007, the average daily trading volume (“ADTV”) of Tyler’s shares in the United States was 20,404 common shares and Worldwide was 420,929 common shares.

C.

During the 12-month period from June 1, 2006 through May 31, 2007, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis was 4.8%.

D.

Tyler has not listed or delisted its common shares on or from any national securities exchange or inter-dealer quotation system in the United States.

E.

Tyler has not terminated a sponsored ADR facility for its common shares.

F.

The sources of trading volume information used to determine whether Tyler meets the requirements of Rule 12h-6 were www.tsx.com with respect to trading information for the TSX Venture Exchange in Canada and Stockwatch for trading information relating to the United States.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.

The notice required by Rule 12h-6(h), disclosing Tyler’s intent to terminate its duty to file reports under Section 13(a) of the Exchange Act, was published on June 14, 2007.

B.

To disseminate such notice in the United States, a copy of the notice was filed with the Commission under cover of a Form 6K on June 14, 2007, and issued by Marketwire a US wire service.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Tyler will publish the information required under Rule 12g3-2(b)(1)(iii) on its website www.tylerresources.com

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tyler Resources Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Tyler Resources Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TYLER RESOURCES INC.

“Jean Pierre Jutras”

President, CEO and Director

June 14, 2007

TYLER RESOURCES INC.
#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS	NEWS FOR RELEASE: June 14, 2007

NEWS RELEASE 07-16

For Further Information Contact:	Jean Pierre Jutras at 1-403-269-6753
Web: www.tylerresources.com

TYLER APPLIES TO TERMINATE ITS REGISTRATION IN THE UNITED STATES

Tyler Resources Inc. (“Tyler”) announces that it has applied to voluntarily terminate its US Registration under the Securities Exchange Act of 1934, as amended, in order to realize substantial cost and time savings and better focus on its Canadian listing on the TSX Venture Exchange (TYS-TSXV).

Pursuant to recently adopted Rule 12h-6(h) of the Exchange Act, Tyler has given notice today that it intends to terminate the registration of its common shares under section 12(g) of the Exchange Act and to terminate any of its remaining reporting obligations under section 13(a) or section 15(d) of the Exchange Act.  To this end, Tyler has filed today with the US Securities and Exchange Commission a certification on Form 15 in order to effect such termination.  Tyler expects that this termination of registration will become effective 90 days after its filing with the SEC.  As a result of this filing, Tyler’s obligation to file certain reports with the SEC, including an annual report on Form 20-F and reports on Form 6-K, will immediately be suspended.  Tyler will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at www.tylerresources.com

The US average daily trading volume has been less than 5% of the average daily trading volume of Tyler’s common shares on a worldwide basis over the previous 12 months.  The preparation time and costs associated with preparing US filings and meeting SEC regulatory requirements are substantial.  By deregistering, the Company believes that it can realize significant ongoing general, administrative and legal costs savings, as well as have more time to focus on its core business activities.

About Tyler

Tyler Resources is a well funded Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of an increased 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.